SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                          (Commission File No. 1-14032)

                   Telecomunicacoes Brasileiras S.A.--Telebras
             (Exact name of registrant as specified in its charter)

               Brazilian Telecommunications Corporation--Telebras
                  (Translation of registrant's name in English)

                             SAS--Quadra 6, Bloco E
                             70313-900 Brasilia--DF
                        The Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X  Form 40-F
                                            ---           ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

                           (Check One)  Yes        No  X
                                            ---       ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                           (Check One)  Yes        No  X
                                            ---       ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One)  Yes        No  X
                                            ---       ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

                     MANAGEMENT REPORT FOR FISCAL YEAR 2003



To the Shareholders

         As in prior years, in 2003 TELEBRAS, in the process of discontinuing its operations and without operating assets, continued to implement actions essential to its operations.

         To ensure transparency of information provided to all those interested in the resolution of the situation in TELEBRAS, especially shareholders, we present below an update on significant issues:


1  - DISSOLUTION OF THE COMPANY

         The highlights are:

a. after the privatization of the companies spun off from TELEBRAS on July 29, 1998, the Ministry of Communications established, through Ordinance No. 196 of August 20, 1998, a term of up to 12 months for TELEBRAS' Executive Directors to prepare and submit a liquidation plan to the Board of Directors for approval and, subsequently, call an Extraordinary Shareholders' Meeting for the Company dissolution. The liquidation plan was approved on August 19, 1999 by the Board of Directors, which established that it should be updated monthly until the Extraordinary Shareholders' Meeting passes resolutions concerning dissolution of the Company and appointment of a liquidator;

b. as ANATEL's personnel staff had not yet been defined by law and was comprised of employees assigned by TELEBRAS, on September 3, 1999 the Board of Directors, with the consent of the Ministry of Communications, resolved that the Extraordinary Shareholders' Meeting for TELEBRAS' dissolution should be called after the law which created ANATEL's special staff is approved;

c. however, after Law No. 9,986 was passed on July 18, 2000 which, among other things, established ANATEL's special staff had been approved and all measures had been taken for optional transfer of TELEBRAS' employees to ANATEL, suits for declaration of unconstitutionality were filed with the Brazilian Federal Supreme Court (STF) against provisions of said law, including the article which authorized the transfer of personnel;

d. as a preliminary injunction was granted for the unconstitutionality suits filed, on December 27, 2000 the Board of Directors of TELEBRAS approved a proposal that the Extraordinary Shareholders' Meeting for the Company's dissolution should take place only after STF decision.

e. Provisional Measure 155 addressing the creation of careers and the organization of permanent jobs related to the staff from regulatory agencies, was passed on December 23, 2003. Its article 26 establishes that the regulatory agencies only request public servants and employees from agencies and entities from the Public Administration, to exercise commissioned duties. Its sole paragraph excepts those public servants seconded to the regulatory agencies before or on the date such Provisional Measures is published. Those public servants were allowed to remain working on such agencies, on a commissioned base or not, until fifty per cent at least of all jobs created are occupied by public servants. Provisional measure 155 revoked article 30 from Law 9986/00, which created ANATEL's Special Staff to absorb Telebras employees seconded to ANATEL. Such law has been contested by the claim for declaration of unconstitutionality above mentioned.

The claims for declaration of unconstitutionality had not been judged by the STF until December 31, 2003. Although TELEBRAS continues awaiting the court decision to take the necessary measures for commencement of dissolution, its Board of Directors shall examine the matter and recommend an appropriate means of resolving the issue in face of Provisional Measure 155. Any material changes will be disclosed to investors.



2  - FINANCE

o    Equity and Financial Position

         As shown in the table below, the Company closed fiscal year 2003 with shareholders' equity up 11% over last year and total liabilities up 15% over last year, due to new contingencies.

                                                                                                             R$ (millions)
-------------------------------------------------------------------------------------------------------------------------
                                                                     YEARS
                         ------------------------------------------------------------------------------------------------
                                    2003                      2002                       2001                   2000
      Item               ------------------------------------------------------------------------------------------------
                             R$      %   (DELTA)      R$       %     (DELTA)     R$       %    (DELTA)      R$       %
                                            %                           %                         %
-------------------------------------------------------------------------------------------------------------------------
Current assets              161,3   60,7    13       143,2    61,1       2      140,5    63,4     (0)     141,2     65,3
-------------------------------------------------------------------------------------------------------------------------
Long-term assets            104,7   39,3    15        90,9    38,9      12       81,1    36,6      8       74,9     34,7
-------------------------------------------------------------------------------------------------------------------------
Total assets                266,0  100,0    14       234,1   100,0       6      221,6   100,0      3      216,1    100,0
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Short term liabilities       65.5   24.6     0        65.4    27.9       5       62.0    28.0    (28)      85.6     39.6
-------------------------------------------------------------------------------------------------------------------------
Long term liabilities        96.4   36.3    29        75.0    32.1       5       71.6    32.3     26       56.8     26.3
-------------------------------------------------------------------------------------------------------------------------
Funds for Capitalization                                                                        (100)      19.6      9.1
-------------------------------------------------------------------------------------------------------------------------
Shareholders'  Equity       104.1   39.1    11        93.7    40.0       6       88.0    39.7     63       54.1     25.0
-------------------------------------------------------------------------------------------------------------------------
Total liabilities           266.0  100.0    14       234.1   100.0       6      221.6   100.0      3      216.1    100.0
-------------------------------------------------------------------------------------------------------------------------

         Such data are the result of management's efforts undertaken to run the Company's equity over time, coupled with the adoption of actions consistent with principles of good management, especially a conservative approach for recording adequate provisions for lawsuits where risk is probable.

o    Economic Structure

------------------------------------------------------------------------------------------------
                                                                                    R$ (millions)
------------------------------------------------------------------------------------------------
                             2003                 2002                2001               2000
------------------------------------------------------------------------------------------------
                          R$      %           R$      %         R$       %         R$       %
------------------------------------------------------------------------------------------------
Income                   46.1   100.0        32.7   100.0      64.4    100.0      88.7    100.0
------------------------------------------------------------------------------------------------
Expenses                (35.7)  (77.4)      (27.0)   82.6     (43.3)    67.2     (87.9)    99.1
------------------------------------------------------------------------------------------------
Result                   10.4    22.6         5.7    17.4      21.1     32.8       0.8      0.9
------------------------------------------------------------------------------------------------

         With respect to the economic result for the year, in addition to the normal operating income and expenses, the Company recorded a provision for voluntary severance program (PISP) in the amount of R$ 3.7 million and the provision for contingencies of R$ 14.2 million.

         Income from short-term investments, the Company's main source of income after the spin-off held on May 22, 1998, has been sufficient to keep the Company running until its liquidation.

         Net income for fiscal 2003 reached R$ 10.4 million. However, the Company did not record any provision for payments of dividends and employee profit sharing due to accumulated losses. The financial statements contain an allocation proposal reflecting fiscal 2003 net income offset by accumulated losses as established by article 189 of Law No. 6,404/76, to be discussed by shareholders at its Annual Meeting.

          The financial statements and accompanying notes thereto, as well as the independent auditors' and statutory audit committee's reports, are an integral part of this report.

o    Budget Control

         Efforts were undertaken to manage available and realizable funds. In this context, the Global Expenditure Program (PDG/2003), by means of which the Federal Government controls the budget, was satisfactorily conducted within the limits set by the government, as summarized below:

                                                                                      R$1.00
                                      APPROVED PDG            REALIZATION    REALIZATION (%)
SOURCE OF FUNDS                         40.364.939             43.901.223                109
     Income
     o  Operating income                    67.346                 57.697                 86
     o  Nonoperating income             40.297.593             43.843.526                109
USE OF FUNDS
   Current expenditures                 40.199.190             33.952.609                 84

o    Tax recover

         TELEBRAS has filed several requests for tax refund with the Federal Revenue Service in the amount of R$ 95.9 million. In 2003, the Federal Revenue Service granted a request that R$ 2.1 million in income tax on remittances abroad made by Telebras be refunded.

o    Guarantees

         As mentioned in Note 21 to the financial statements, TELEBRAS remains as guarantor on the US$ 310 million interest bearing loan of Telecomunicacoes de Sao Paulo S.A. - TELESP, which is due to mature by September 26, 2004. Counterguarantees were offered by TELESP Participacoes S.A., under collateral signature of TELESP Celular Participacoes S.A., in accordance with Privatization Notice No. 01/98 issued by the Ministry of Communications and the National Bank for Economic and Social Development.

         In 2003 Telebras once again requested information from TELESP as to the replacement of such guarantees. Telebras has required counter guarantees offered by Telesp be replaced.

o    Change of Frequency - Mobile Cellular Service

         In 2003, the Company continued negotiations with Star One, which renders satellite services, and with the Brazilian Department of Airspace Control (DECEA) from the Civil Aviation Authority, aiming at transferring promissory notes that guarantee provision of services to DECEA, the beneficiary and successor of the Brazilian Directorate of Electronics and Flight Protection
(DEPV).

3  - MARKET

         Even in the process of discontinuing its operations and with limited resources, TELEBRAS has been making efforts to provide the market with information and clarifications about its operating (pre-liquidation) and financial position and performance, so as to permit its shareholders to evaluate and analyze their interests, pursuant to TELEBRAS' Policy for Disclosure and Trading of Securities.

o    Deregistration at SEC

         Due to Telebras ADR Program termination, TELEBRAS process for deregistration at the SEC continued in 2003, as it believes that it meets the conditions to apply for such cancellation. At present, research and information gathering is underway.

o    Registered Common (ON) and Registered Preferred (PN) Shares

         TELEBRAS ON and PN shares are being regularly traded on the Sao Paulo Stock Exchange under the symbols TELB3 and TELB4. In 2003, there were 5,592 transactions, involving 281.9 billion shares and R$6.9 million. Average price in 2003 was approximately R$0.02 (two cents) per thousand shares, both ON and PN.

         Registered ON and PN remain under the custody of Bank ABN AMRO Real
S.A.


4  - LITIGATION

         Due to the impact they have on the Company's equity and on the liquidation process, legal matters have deserved special attention from Telebras management through a permanent follow-up and evaluation by its external and internal legal counselors, as mentioned in Explanatory Note 10, as well as adoption of appropriate and timely legal measures.

         Following is a graphic showing the cost of lawsuits against Telebras according to their level of risk. Provisions were made for those high-risk lawsuits while those low and medium risk lawsuits were only mentioned in the Explanatory Note 10.

               [Graphic Omitted -- Lawsuit cost assessed by risk)

         TELEBRAS is a defendant in 627 lawsuits, represented by 378 labor suits and 249 civil ones.

Lawsuits filed against its former subsidiaries in which TELEBRAS is part as the holding company of the former TELEBRAS System represent 20% or 124 of the total quantity above mentioned, divided into 48 civil claims and 76 labor ones.



         Efforts were intensified in 2003 so that each new holding company may replace TELEBRAS in the lawsuits, based on the fact that the claims resulted from acts of the operating companies controlled by the new holding companies. The requests for replacement of TELEBRAS in lawsuits have been approved by the new holding companies and filed with the competent courts. Most of the requests have not yet been judged.

         TELEBRAS became party in 2003 (as a defendant, plaintiff and/or joint defendant/plaintiff) to new 150 lawsuits. During the same period, 94 lawsuits in which TELEBRAS was a party (defendant, plaintiff and/or joint defendant/plaintiff) were closed. Eight civil and thirty labor cases from such closed lawsuits have resulted in final judgments in favor of Telebras. In addition, 2 civil and 6 labor cases have been decided against Telebras. Forty-eight lawsuits were dismissed without prejudice and TELEBRAS was excluded therefrom.

         TELEBRAS has reached settlements on certain low-cost lawsuits.


5  - HUMAN RESOURCES

o    Personnel

         Telebras workforce reduction in 2003 amounted to 40 employees, including the dismissal of 12 employees from the former TELEBRAS's Research and Development Center (CPqD) - in Campinas State of Sao Paulo, workers who had been rehired by Telebras in December 2002 by force of a court decision.

         The table below shows the number of employees since the privatization of the companies which composed the TELEBRAS System, including employees assigned to ANATEL and ex-employees rehired due to a court order and later fired:

-----------------------------------------------------------------------------------------------
DATE           PERMANENT     ASSIGNED     ON LEAVE*    REHIRED    TOTAL       % reduction
                                                                           compared to Jul/98
-----------------------------------------------------------------------------------------------
07/31/98          433           647           13                  1,093           0.00
-----------------------------------------------------------------------------------------------
12/31/98          118           584           11                   713           34.77
-----------------------------------------------------------------------------------------------
12/31/99           57           505           4                    566           48.22
-----------------------------------------------------------------------------------------------
12/31/00           13           357           2                    372           65.96
-----------------------------------------------------------------------------------------------
12/31/01           9            353           2                    364           66.70
-----------------------------------------------------------------------------------------------
12/31/02           9            353           2          12        376           65.60
-----------------------------------------------------------------------------------------------
12/31/2003         10           326                                336           69.26
-----------------------------------------------------------------------------------------------

*Employees from TELEBRAS' permanent staff on leave by INSS (social security) or sick leave.

No annual collective bargaining labor agreement had been reached in December 2003, due to a rejection by the Telecom Workers Union ("SINTTEL-DF") of a proposal presented by TELEBRAS. Most recently, in February 2004, Telebras presented a new proposal to SINTTEL-DF.
Submitted by SINTTEL to a meeting attended by Telebras' workers the proposal was rejected. Consequently, the labor agreement was filed before a Brazilian lower labor court and is currently pending a decision from the court.


         TELEBRAS' labor force, comprised of permanent employees and independent professionals, is completely engaged in activities essential to the Company's operations.

o    Fundacao Sistel de Seguridade Social

         TELEBRAS, along with Sistel, created in December 2002 a mixed supplementary pension plan, on a defined contribution basis, called TELEBRASPREV. This new plan was approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002. Participants of the PBS-TELEBRAS (defined benefit plan) were granted the option to migrate to this new plan, which should occur within 90 days from December 3, 2002. Migration date was postponed to May 31, 2003.

         During this period 260 employees migrated to the new pension plan while 53 employees remained in the former plan. During 2003 social and welfare contributions from Telebras do Sistel in connection with the migration decreased R$38,989.89 (41.6%).


6  - MANAGEMENT

o    Bidding to Retain a Law Firm

Telebras started in October 2003 a bidding process to retain a law firm. This bidding process has been conducted according to Law 8.666 from June 21, 1993 and Law 8.883 from June 8, 1994 and further amendments. Telebras' Board of
Directors has determined that the bidding process be suspended pending further explanations. A decision is expected soon on this matter by the Board.

o    Instrucao CVM n(0)381/03, from January 14, 2003 - Independent Auditing

Pursuant to Instrucao CVM 381/03 and Oficio Circular CVM/SEP/SNC/-2/2003 Telebras informs that it paid to Deloitte Touche Tohmatsu Auditores Independentes in November 2002 and April 2003 an amount of R$6 or 6% from the expected cost for auditing services for fiscal year 2002. This payment is in connection with rendering of tax counsel services by Deloitte before the Brazilian Internal Revenue Service and the Board of Taxpayers from the Ministry of Finance. As to conflict of interest, loss of independence or objectivity, Telebras informs that Deloitte Touche Tohmatsu has full access to its internal documents and information.

Deloitte considers that this service has not affected its independence and objectivity, which are essential to the effectiveness of auditing services rendered to Telebras as no opinion has been issued by Deloitte that could influence any Company decision. Telebras is liable for any decision made based on suggestions provided by Deloitte.

Telebras has concluded, after the review carried out pursuant to the above mentioned Oficio Circular, that the cost of the above mentioned service is immaterial when compared to the cost of auditing services rendered by Deloitte to Telebras and that such service does not constitute a conflict of interest nor affects the independence or objectivity of the independent auditor.


As to contract 2400/09/03 from June 27, 2003 related to auditing services, the Company informs that its current independent auditor Deloitte Touche Tohmatsu Auditores Independent has not provided any non-audit service to Telebras in the fiscal year ended December 31, 2003.

o    Information Technology

         In 2003, computing systems essential to the processing of payroll/benefits, accounting and financial records, and the information retrieval system were maintained. Additionally, the following activities were maintained: local network user service for mail transmission, follow-up of judicial proceedings, E-mail, TELEBRAS' site on the Internet and maintenance of computer resources.

o    Historical Documents and Materials

         During 2003, 96 linear meters of documents, or 14.5% of 679 linear meters remaining from 2002, were treated for future transfer to the National Archive.

         From the amount above mentioned 28 linear meters of documents were transferred and the remaining 68 meters are under the responsibility from TELEBRAS. Pursuant to Law 8159 from January 1991, such documents shall be destroyed when authorized;

         During the 2000-2003 period 1650 linear meters, or 70% of the total documents, were treated and transferred to National Archive.

o    Deregistration

         Owing to the privatization of the TELEBRAS System companies, which resulted from the spin-off of TELEBRAS, the Research and Development Center ("CPqD"), the National Training Center ("CNTr"), and the Recife Training Center ("CRTr") ceased its operations. Accordingly, in 2000 TELEBRAS required the government authorities to definitely cancel the registrations of these centers. In 2002, the registration of CPqD was cancelled with the Brazilian Federal Revenue Service from Campinas, State of Sao Paulo, the Public Finances from Campinas Municipality, and the Sao Paulo State Board of Trade. Deregistrations related to CPqD and CNTr and CRTr regarding the Social Security Service continued during 2003.

o    General Management

         Under the same system as in 1999, as a result of the discontinuance of several activities and the consequent decrease in consumption of materials, purchases to meet the needs of the remaining areas are being made in small quantities and the storeroom was discontinued.

         TELEBRAS' management expects that this report on actions and measures undertaken in 2003, which have been thoroughly evaluated and followed up by the appropriate authorities, helps the shareholders and the market to have a clear understanding of the Company's policy.


         We would like to stress that the results achieved are the product of the efforts and the dedication of those who contributed and continue contributing to the existence of TELEBRAS. Special acknowledgment is due to the shareholders, Federal Government, Ministry of Communications, Board of Directors, Statutory Audit Committee, and employees for their assistance.

            TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

            BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 (In thousands of Brazilian reais - R$)

ASSETS                                      Note        2003            2002
CURRENT ASSETS                                         161.321         143.217
                                                   -------------   -------------
Cash and cash equivalents                     4        143.687         128.801
Recoverable taxes                             5          6.798           5.901

Other assets                                  7         10.836           8.515

LONG-TERM ASSETS                                       104.704          90.901
                                                   -------------   -------------

Recoverable taxes                             5         89.105          81.129

Escrow deposits                                         13.947           7.752

Other assets                                  8          1.652           2.020
                                                   -------------   -------------
TOTAL ASSETS                                           266.025         234.118
                                                   =============   =============

   The accompanying notes are an integral part of these financial statements.

            BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 (In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY        Note         2003            2002
CURRENT LIABILITIES
                                                        65.529          65.405
                                                   -------------   -------------
Personnel, social charges and benefits        9          5.586           5.544

Suppliers - materials and services                         569             782

Third parties' consignments                                235             211

Provision for voluntary severance program    11         38.905          39.509

Provision for contingencies                  10          3.527          12.946

Other liabilities                            12         16.707           6.413

LONG-TERM LIABILITIES                                   96.362          74.959
                                                   -------------   -------------
Provision for contingencies                  10         95.358          73.955

Other liabilities                                        1.004           1.004

SHAREHOLDERS' EQUITY                                   104.134          93.754
                                                   -------------   -------------
Capital                                      13        219.455         219.455
Accumulated deficit                                   (115.210)       (125.590)
Treasury shares                                           (111)           (111)
                                                   -------------   -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             266.025         234.118
                                                   =============   =============

   The accompanying notes are an integral part of these financial statements.

                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                     (In thousands of Brazilian reais - R$)

                                             Note       2003            2002
OPERATING REVENUES                                       4.396              39
                                                    ------------    ------------
  Other operating revenues                    17         4.396              39

OPERATING EXPENSES                                     (26.714)        (20.638)
                                                    ------------    ------------
  General and administrative expenses         16        (6.771)         (6.713)
  Provision for contingencies                 10       (14.189)         (9.621)
  Provision for voluntary severance program   11        (3.706)         (2.532)
  Taxes and contributions                               (2.048)         (1.224)
  Other operating expenses                    17             -            (548)
                                                    ------------    ------------
OPERATING LOSS BEFORE FINANCIAL INCOME                 (22.318)        (20.599)
FINANCIAL INCOME (EXPENSES)                             39.300          30.878
                                                    ------------    ------------
  Financial income                            15        41.522          31.813
  Financial expenses                          15        (2.222)           (935)
                                                    ------------    ------------
OPERATING INCOME                                        16.982          10.279
NONOPERATING INCOME (EXPENSES)                             188             847
  Other nonoperating income (expenses)        18           188             847
                                                    ------------    ------------
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION
    TAXES                                               17.170          11.126
  Income tax                                   6        (4.984)         (3.958)
  Social contribution tax                      6        (1.806)         (1.428)
                                                    ------------    ------------
NET INCOME                                              10.380           5.740
                                                    ============    ============
EARNINGS PER THOUSAND SHARES - R$                        0,019           0,010
                                                    ============    ============

   The accompanying notes are an integral part of these financial statements.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

   (In thousands of Brazilian reais - R$)

                                                                                                           Total
                                                       Capital       Accumulated        Treasury      Shareholders'
                                        Capital        Reserves         deficit           Shares          equity
                                   ----------------  ------------  ----------------   -------------  ---------------
Balance at December 31, 2001              219.455         1.223          (132.553)           (111)          88.014

Net income                                                                  5.740                            5.740

Absorption of loss                                       (1.223)            1.223
                                   ----------------  ------------  ----------------   -------------  ---------------
Balance at December 31, 2002              219.455             -          (125.590)           (111)          93.754
                                   ================  ============  ================   =============  ===============
Net income                                                                 10.380                           10.380
                                   ----------------  ------------  ----------------   -------------  ---------------
Balance at December 31, 2003              219.455             -          (115.210)           (111)         104.134
                                   ================  ============  ================   =============  ===============

   The accompanying notes are an integral part of these financial statements.

                    TELECOMUNICACOES BRASILEIRAS S.A.- TELEBRAS

                    STATEMENTS OF CHANGES IN FINANCIAL POSITION
                  FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                      (In thousands of Brazilian reais - R$)

FUNDS PROVIDED BY OPERATIONS                               2003           2002
Net income                                               10.380          5.740
Expenses (income) not affecting working capital            (883)          (899)
Monetary variation and interest on long-term assets     (11.642)        (9.316)
Provision for contingencies                              12.932          8.704
Other                                                    (2.173)          (287)
                                                      -----------   ------------
TOTAL FUNDS PROVIDED BY OPERATIONS                        9.497          4.841
SOURCE OF FUNDS
Funds provided by operations                              9.497          4.841
Increase in long-term liabilities                         8.471              -
Transfer from long-term to current assets                 6.208            318
                                                      -----------   ------------
TOTAL SOURCES                                            24.176          5.159
USE OF FUNDS
Increase in long-term assets                              6.196          1.464
Transfer from long-term to current liabilities                -          4.379
                                                      -----------   ------------
TOTAL USES                                                6.196          5.843
                                                      -----------   ------------
INCREASE (DECREASE) IN WORKING CAPITAL                   17.980           (684)
                                                      ===========   ============
Represented by
Current assets
Beginning of year                                       143.217        140.484
End of year                                             161.321        143.217
                                                      -----------   ------------
                                                         18.104          2.733
Current liabilities
Beginning of year                                        65.405         61.988
End of year                                              65.529         65.405
                                                      -----------   ------------
                                                            124          3.417
                                                      -----------   ------------
INCREASE (DECREASE) IN WORKING CAPITAL                   17.980           (684)
                                                      ===========   ============

   The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Telecomunicacoes Brasileiras S.A. - TELEBRAS
Brasilia - DF


1. We have audited the accompanying balance sheets of Telecomunicacoes Brasileiras S.A. - TELEBRAS (the "Company") as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Telecomunicacoes Brasileiras S.A. - TELEBRAS as of December 31, 2003 and 2002, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the years then ended in conformity with Brazilian accounting practices.

4. As mentioned in Note 1 to the financial statements, TELEBRAS is in the process of discontinuing its operations, awaiting the Extraordinary Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which will occur only after the judgment of the preliminary injunction in connection with a claim for declaration of unconstitutionality, that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000, whereby ANATEL's Special Staff was created to absorb TELEBRAS' employees assigned to ANATEL. Due to Provisional Measure 155/03 this situation shall be addressed by Telebras Board of Directors. As the aforementioned deliberations have not yet occurred, the financial statements referred to in paragraph 1 have been prepared on a going concern basis and, accordingly, do not include all adjustments to liability accounts as to the amounts that might be necessary to settle obligations, future disbursements or could result from the liquidation process.

Telecomunicacoes Brasileiras S.A. - TELEBRAS

5. As discussed in Note 10 to the financial statements, TELEBRAS is a party to various lawsuits which were evaluated and classified by its legal counsel according to the risk of loss to the Company. Based on legal counsel's evaluation, the Company has recorded a contingency provision for lawsuits classified as probable loss but has not recorded a provision for lawsuits classified as possible or remote loss, the amounts of which are disclosed in Note 10. Due to the materiality of the amounts of lawsuits classified as possible or remote loss and therefore not accrued, the Company's net equity may have to be used in full to meet liabilities resulting from the outcome of these lawsuits, with no balance remaining to be distributed to the shareholders.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.



Brasilia, January 21, 2004


DELOITTE TOUCHE TOHMATSU                                Celso de Almeida Moraes
Auditores Independentes                                 Accountant
CRC-SP 11.609 S/DF                                      CRC-SP 124.669 S/DF

Telecomunicacoes Brasileiras S.A. - TELEBRAS
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
(Amounts in thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------

1 -  COMPANY'S OPERATIONS

Telecomunicacoes Brasileiras S.A - TELEBRAS is a mixed-capital corporation under jurisdiction of the Ministry of Communications and began its operations on November 9, 1972, as authorized by Law No. 5,792 of July 11, 1972, having been the holding company of 54 telecommunications concessionaires (27 fixed telephone operators, 26 cellular operators and 1 long distance carrier) until the spin-off on May 22, 1998.

The Extraordinary Shareholders' Meeting held on May 22, 1998 approved the partial spin-off of TELEBRAS, which resulted in the incorporation of 12 new holding companies that were privatized on July 29, 1998, continuing the Company as a shell company and no longer as the TELEBRAS SYSTEM's holding company.

As a result of the spin-off held on May 22, 1998 (based on the balance sheet as of February 28, 1998), TELEBRAS no longer has operating assets generating income and basically has sustained its operations with income from financial investments. As of December 31, 2003, the Federal Government held 76.46% of the common shares with voting rights and 47.60% of the total capital which, added to the interest in other federal government-controlled companies, totals 51.38% of the total capital.

The Company is presently in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator. As approved by TELEBRAS' Board of Directors on December 27, 2000 and agreed by the Ministry of Communications such meeting, shall be held only after a final ruling on the preliminary injunction granted in connection with the claim for declaration of unconstitutionality (ADI) No. 2,310 is issued. Due to the MP 155/03 such above-mentioned decision shall be addressed again for a new pronouncement, if necessary.

2 -  PRESENTATION OF FINANCIAL STATEMENTS

a)   Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting practices established by Brazilian corporate law, standards established by the Brazilian Securities Commission (CVM) and, where appropriate, standards applicable to concessionaires of public telecommunications services.


3  - SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES


Receivables and payables subject to monetary adjustment are restated through the balance sheet date.

a)   Cash Equivalents

Cash equivalents consist of highly liquid investments and are stated at cost plus accrued interest through the balance sheet date.

b)   Recoverable Taxes

Recoverable taxes are composed principally of income taxes withheld at source by third parties, recorded at net amount expected to be refunded by Federal Government.

c)   Income and Social Contribution Taxes

As from 1998, the Company no longer recognizes deferred tax assets for income and social contribution taxes regarding deductible temporary differences and tax loss carryforwards, in view of the uncertainty of their future recovery, charging the corresponding effects to income as detailed in Note 6.

d)   Other Assets

Salaries and social charges incurred with the staff assigned as a support to the National Telecommunications Agency - ANATEL and to other government agencies, as per specific legislation, are not recognized as Company expenses, but recorded as Other Assets in current assets, as shown in Note 7.

e)   Vacation Provision

Vacation due to employees (including the staff assigned to Anatel) is accrued as due.

f)   Provision for Contingencies

Provision for contingencies is based on evaluations by legal counsel as to the likely outcome of the outstanding matters at the balance sheet date. The nature of the contingencies is summarized in Note 10.

g)   Financial Income (Expenses)

Financial income (expenses) represents interest and monetary variation earned/incurred from financial investments, other assets and liabilities.

h)   Post-retirement Benefit Plans

Contributions to post-retirement benefit plans are actuarially determined and recorded on the accrual basis. Further information regarding such plans is provided in Note 20.

i)   Earnings and Per Share Value per Thousand Shares


Earnings and Per Share Value per thousand shares was based on the number of shares outstanding at the balance sheet date, of which 346,399,225 thousand are common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand are preferred shares, totaling 556,429,222 thousand shares in 2003 and 346,399,225 thousand common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand preferred shares, totaling 556,429,222 thousand shares in 2002.


4 -  CASH AND CASH EQUIVALENTS
                                                            2003          2002
                                                            ----          ----

Bank accounts                                                 27         1.209
Short-term investments - Banco do Brasil FRF             143.660       127.592
                                                         -------       -------

Total                                                    143.687       128.801
                                                         =======       =======


5  - RECOVERABLE TAXES


Recoverable taxes consist of the following:

                                                              Additions
                                                                SELIC
                ACCOUNTS               Balance   Additions    interest    Offset against     Balance
                                      12/31/02   Principal      rate         own debts      12/31/03
                                      --------   ---------    ---------   --------------    --------
Withholding income tax on              52.292       5.600       6.522         (4.598)        59.816
  Financial investments
Withholding income tax on               2.836        -           -              -             2.836
  Dividends
Provision for probable losses          (2.836)       -           -              -            (2.836)
Withholding income tax on              32.814           6       3.210         (6.797)        29.233
   Interest on capital
Other                                   1.924       2.152       2.778           -             6.854
                                       ------       -----      ------         ------         ------
TOTAL                                  87.030       7.758      12.510        (11.395)        95.903
                                       ======       =====      ======         ======         ======

Current                                 5.901                                                 6.798

Long-term                              81.129                                                89.105

5.1  Offset against own tax debts


In 2003, the Company offset R$11,395 against own tax debts related to income tax
(IR), social contribution tax (CS), social security funding (PASEP, COFINS), and withholding income tax on salaried employees and service providers - individuals and corporations.

5.2  Provision for losses

The Company maintained in its records a provision for losses on withholding income tax on dividends.

6 -  INCOME AND SOCIAL CONTRIBUTION TAXES

Since 1998 the Company has not recorded deferred tax assets relating to income and social contribution taxes on deductible temporary differences and tax losses, because of the uncertainty on future realization. Therefore, the tax effect of such transactions is recognized in income for the year according to its effective realization/offset.

6.1  Income and Social Contribution Tax Expenses


Income and social contribution tax expense, recorded in income for 2003, was calculated as follows:


                                                         Social                        Social
                                          Income      Contribution      Income      Contribution
                                           tax            tax            tax            tax
                                           ---            ---            ---            ---
                                           2003           2003           2002           2002
                                           ----           ----           ----           ----

Income before income and social           17.170         17.170         11.126         11.126
  contribution taxes
    Permanent add-backs                       61             16            225             90
                                          ------         ------         ------         ------
Subtotal                                  17.231         17.186         11.351         11.216
                                          ------         ------         ------         ------

    Deductible temporary                  11.485         11.485         11.447         11.447
        differences                       ------         ------         ------         ------
    Additions:                            18.220         18.220         12.494         12.494
                                          ------         ------         ------         ------
          Provision for contingencies     14.189         14.189          9.621          9.621
          Provision for loss on                -              -            121            121
             investments - FINAM
          Provision for suppliers            250            250            220            220
          Provision for PISP/PDI           3.706          3.706          2.532          2.532
          Other temporary additions           75             75              -              -
    Deductions:                           (6.735)        (6.735)        (1.047)        (1.047)
                                          ------         ------         ------         ------
          Provision for suppliers           (220)          (220)        (1.036)        (1.036)
          Provision for contingencies     (2.205)        (2.205)
          Provision for PISP/PDI          (4.310)        (4.310)           (11)           (11)

    Subtotal                              28.716         28.671         22.798         22.663
                                          ------         ------         ------         ------
    Offset of tax loss carryforwards      (8.615)        (8.601)        (6.839)        (6.799)
                                          ------         ------         ------         ------

Taxable income                            20.101         20.070         15.959         15.864
                                          ------         ------         ------         ------

    Provision for income and social
       contribution taxes                  4.984          1.806          3.958          1.428
                                          ------         ------         ------         ------


6.2  Tax Credits Available for Offset


As of December 31, 2003 and 2002, the Company had tax credits not recorded in the accounting records, related to deductible temporary differences and tax loss carryforwards, available for offset in future years, classified by nature and amounts as follows:

                                                                    2003
                                              ------------------------------------------------
                                                  Income tax           Social contribution tax
                                                  ----------           -----------------------
                         NATURE                Tax        Tax rate         Tax        Tax rate
                                              basis         25%           Basis          9%
                                              -----         ---           -----          --
Provision for contingencies                   98.885       24.721         98.885        8.900
Provision for voluntary severance program     38.905        9.726         38.905        3.501
Provision for loss -  taxes                    2.836          709          2.836          255
Provision for suppliers/accounts               6.581        1.645          6.581          593
      Receivable /FINAM
Tax loss carryforwards                        37.719        9.430         37.994        3.419
                                             -------       ------        -------       ------
Total                                        184.926       46.231        185.201       16.668
                                             =======       ======        =======       ======


                                                                    2002
                                              ------------------------------------------------
                                                  Income tax           Social contribution tax
                                                  ----------           -----------------------
                         NATURE                Tax        Tax rate         Tax        Tax rate
                                              basis         25%           Basis          9%
                                              -----         ---           -----          --
Provision for contingencies                   86.901       21.725         86.901        7.821
Provision for voluntary severance program     39.509        9.877         39.509        3.556
Provision for loss -  taxes                    2.836          709          2.836          255
Provision for suppliers/accounts               6.477        1.619          6.477          583
     receivable/FINAM
Tax loss carryforwards                        46.334       11.584         46.595        4.194
                                             -------       ------        -------       ------
Total                                        182.057       45.514        182.318       16.409
                                             =======       ======        =======       ======


Current tax legislation limits the utilization of tax loss carryforwards in a given year to 30% of its taxable income.


7  - OTHER ASSETS - CURRENT

                                                                  2003     2002
                                                                  ----     ----
Recoverable costs from employees seconded to ANATEL              7.083    5.979
Recoverable costs from employees seconded to government             17        6
agencies
Sundry credits - former STB                                      4.538    4.537
Provision for losses - sundry credits - former Telebras system  (4.537)  (4.537)
Provision for losses - ex-employees                                (17)     (17)
Provision for losses - other                                      (480)    (480)
Shares held for sale                                             2.889    1.832
Advance payments to employees                                      201      158
Other                                                            1.142    1.037

Total                                                           10.836    8.515



Receivables from ANATEL refer to salaries, vacation provision and related social charges and benefits.


8  - OTHER ASSETS - LONG-TERM

                                                                  2003     2002
                                                                  ----     ----

PNUD - United Nations Development Program                        1.652     2.020

Total                                                            1.652     2.020


9  - PAYROLL AND RELATED PAYROLL ACCRUALS

                                                                  2003     2002
                                                                  ----     ----

Salaries, wages and professional fees                               34    1.024
Accrued social security charges                                  2.958    3.272
Accrued benefits                                                   807      774
Provision of salaries and social charges related to the
  collective                                                     1.492        -
bargaining labor agreement
Payroll consignment                                                295      474

Total                                                            5.586    5.544


10   - CONTINGENCIES

10.1 - Lawsuits


TELEBRAS is a party to approximately 627 lawsuits, of which 378 involve labor matters and 249 involve civil matters.


The 627 civil and labor claims in which TELEBRAS is a defendant are evaluated and classified by TELEBRAS' Legal Department according to the risk of loss to the Company, as being remote, possible or probable loss. Based on such evaluations, the lawsuits are treated as follows:

o Probable loss = the amount is accrued and disclosed in an Explanatory Note
o Possible loss = the amount is not accrued but disclosed in an Explanatory Note
o Remote loss = the amount is neither accrued nor disclosed in an Explanatory
  Note

Out of a total of 627 lawsuits, 124 (48 civil claims and 76 labor claims) were filed against TELEBRAS and its former subsidiaries, in which TELEBRAS is involved as the holding company of the former TELEBRAS system. Due to the restructuring of the TELEBRAS system and also the spin-off of the holding company TELEBRAS, and considering that the claims were originally against the operating companies which are controlled by the current holding companies of the telecommunications sector, replacement for TELEBRAS in the lawsuits is being requested. Requests for replacement have been approved by the new holding companies and filed with the competent courts. Most of the requests filed have not yet been judged.


A - PROBABLE LOSSES - ACCRUED

In 2003 an additional provision for contingencies in the amount of R$14,189 (R$9,621 in 2002) was recorded in income, while the amounts recorded in liabilities as of December 31, 2003 were:

                                                        2003          2002
                                                        ----          ----
Labor                                                  9.594         7.546
Civil                                                 89.291        79.355
                                                      ------        ------
Total                                                 98.885        86.901
                                                      ======        ======
Current                                                3.527        12.946
Long-term                                             95.358        73.955

As of December 31, 2003, the balance related to provision for contingencies of R$98,885, recorded in liabilities, refers to 165 lawsuits (137 labor claims and 28 civil claims). From such balance R$77,327 refers to 9 lawsuits contesting the distribution of dividends approved by the 1994 and 1995 Annual Shareholders' Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends.


B  - POSSIBLE LOSSES - NOT ACCRUED


As of December 31, 2003, the aggregate amount of approximately 237 lawsuits, classified as possible loss, and therefore not accrued, are estimated at a minimum of R$327,588, as follows:


b.1) R$260,812 relate to 13 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase held in 1997 in the form of conversion of subscribers' contributions, claiming for receiving TELEBRAS shares at their book value instead of shares of the former subsidiaries at market values. There are another 2 civil claims of undetermined amounts.

b.2) R$4,760 are related to 121 labor claims (recovery of losses, overtime, bonus, health exposure premium, severance pay fund (FGTS), etc.)

b.3) R$62,016 are related to 92 civil claims (indemnification related to spin-off, damages, annulment of bids, etc.) and another 9 civil claims of undetermined amounts.


B  - REMOTE LOSSES - NOT ACCRUED


As of December 31, 2003, the aggregate amount of approximately 225 lawsuits, classified as remote loss, and therefore not accrued, are estimated at a minimum of R$153,617, comprised of 105 civil lawsuits amounting to R$119,725 and 120 labor suits in the amount of R$33,892, as follows:


c.1) R$ 118.184 refer to 26 civil lawsuits (indemnification, damages, annulment of bids, etc), filed against TELEBRAS and its former subsidiaries. The remaining 79 civil lawsuits amount to R$1,541.


c.2) R$ 29.834 refer to 33 labor lawsuits (Reinstatement, Productivity, etc) while the remaining 87 labor lawsuits amount to R$ 4,058.


10.2   Prescription of Tax Contingencies


Taxes and contributions in general remain open to examination by the tax authorities over a period of approximately five years.


11 - VOLUNTARY SEVERANCE PROGRAM


In order to bring the Company in line with the post-privatization period, i.e. only maintaining essential structure and functions until its liquidation, a personnel dismissal program, named "Voluntary Severance Program (PISP)" was started in September 1998. An amount of R$97,211 thousand was accrued at that date for this program, comprising all employees, including those assigned to ANATEL, Ministries and President's office.


According to , article from Law No. 9,986, on July 18, 2000, a special staff structure was created at ANATEL to absorb TELEBRAS' employees who were assigned to that agency, at the date the law was published; however, due to claims for declaration of unconstitutionality (ADIs) filed with the Federal Supreme Court as stated in Note 1, TELEBRAS reinstated those employees on December 27, 2000 and subsequently assigned them again to ANATEL on a chargeable basis. In view of this temporary situation, the Company opted to maintain in liabilities the amount corresponding to the PISP for those employees.


As of December 31, 2003, the provision for PISP in current liabilities was R$38,905 (R$39,509 in 2002), relating to employees not yet dismissed. In 2003 Telebras recorded a provision of R$3,706 (R$2,532 in 2002).

12       - OTHER LIABILITIES - CURRENT

                                                            2003        2002
                                                            ----        ----
Sundry creditors - telecommunications companies           16.378       6.101
PASEP                                                         45          48
COFINS                                                        83          88
Social contribution tax                                      114         121
Other liabilities                                             87          55
                                                          ------       -----
                                                          16.707       6.413
Total                                                     ======       ======


13   - SHAREHOLDERS' EQUITY


a)   Capital

Subscribed and paid-in capital is R$219,455, represented by 556,448,588 thousand shares without par value, as follows:

                                                      2003              2002
                                                      ----              ----
Common shares - thousand                            346.418.591      346.418.591
Preferred shares - thousand                         210.029.997      210.029.997
                                                    -----------      -----------
Total                                               556.448.588      556.448.588
                                                    ===========      ===========

Book value per thousand shares - R$                       0,187            0,168
                                                          =====            =====


As of December 31, 2003, the Company had 19,366 thousand common shares in treasury.


b)  Net income for the year


The financial statements for the year ended December 31, 2003 present the proposal that the net income for the year, in the amount of R$10,380, be absorbed by accumulated losses of R$125,590 as of December 31, 2002, according to article 189 of Law No. 6,404/76.


c)  Dividends


Under the bylaws, preferred shares do not have voting rights, except in the circumstances defined by law, and have priority in the redemption of capital and in the payment of noncumulative minimum dividends of 6% per annum.

As a result of the existence of accumulated losses after absorption of the net income for the year, the Company ceased recording accrued dividends.


14 - FINANCIAL INSTRUMENTS

As of December 31, 2003, the Company's financial instruments include short-term investments stated at cost plus interest accrued through the balance sheet date, using interest rates compatible with market conditions. The Company did not enter into derivative operations.


15 - FINANCIAL INCOME (EXPENSES)


o    Financial income                                 2003                2002
                                                      ----                ----

        Short-term investments                       27.924              21.094
        Recoverable taxes                            12.510               9.755
        Other assets                                  1.088                 964
                                                     ------              ------
        Total                                        41.522              31.813
                                                     ======              ======


o    Financial expenses                               2003                2002
                                                      ----                ----

        Provision - Telecom companies                 1.601                   -
        UNDP (Exchange rate)                            369                   -
        Tax on Bank Transactions (CPMF)                 252                 235
        Losses on shares held for sales                   -                 700
                                                     ------              ------
        Total                                         2.222                 935
                                                     ======              ======


16 - GENERAL AND ADMINISTRATIVE EXPENSES
                                                      2003                2002
                                                      ----                ----

        Services provided by third parties            4.132               4.348
        Personnel, social charges and benefits        1.876               1.679
        Rent                                            499                 504
        Other                                           264                 182
                                                     ------              ------
        Total                                         6.771               6.713
                                                     ======              ======

17 - OTHER OPERATING REVENUES(EXPENSES)

                                                      2003                2002
                                                      ----                ----

        Reversal of legal provision*                  2.205                   -
        Recoverable taxes**                           2.152                   -
        Other revenues                                   39                  39
                                                     ------              ------
        Other operating revenues - Total              4.396                  39
        Provision for losses on tax incentives            -                (121)
        Legal losses                                      -                (427)
                                                     ------              ------
        Other operating expenses - Total                  -                (548)
                                                     ======              ======

*Reversal of legal provision recorded in 2002, on severance payment related to FGTS - 40% Collor Plan, due to change of risk in 2003 from probable to possible by Telebras' legal counselors.

**Tax credit granted by the Brazilian Internal Revenue Service on a refund request submitted by Telebras in connection with withholding income tax on overseas transfer of funds.

18 - OTHER NONOPERATING INCOME (EXPENSES)

                                                      2003                2002
                                                      ----                ----

        Other nonoperating revenues                     190                 869
        Other nonoperating expenses                      (2)                (22)
        Total                                           188                 847


19 - COMPENSATION TO DIRECTORS AND EMPLOYEES

Compensation paid to directors and employees is in compliance with the criteria established by current legislation and the Salary and Benefits Plan approved by TELEBRAS.

In 2003 the highest and lowest individual compensation paid by the Company to its employees, based on the December payroll, were R$10.3 and R$0.8, respectively, and average salary was R$3.4.


For directors, the highest compensation paid, based on December, was R$12.4, of which R$4.0 relates to portions not subject to the limit established by Decree-law No. 2,355/87 and Law No. 8,852/94.


20 - POST-RETIREMENT BENEFIT PLANS


20.1 - Fundacao Sistel de Seguridade Social - SISTEL


TELEBRAS, together with the other companies of the former Telebras system sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were contingently liable as to all plans then existent. On December 28, 1999, these sponsors negotiated conditions to create individualized pension plans by sponsor and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.


The purpose of the amendments to Sistel's bylaws was to enable Sistel to manage other benefit plans as a multisponsored entity, in view of the new situation after the privatization of the TELEBRAS system.

The new version comprised the restructuring of the Sistel Benefits Plan (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between "Plan PBS-A" and "Sponsors' Plans". The accounting segregation of the plans implemented by Sistel became effective on February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, the cost of the plans began, in December 2000, to be equally shared between the sponsor and the participating employees. This decision was ratified by the Board of Trustees of Fundacao Sistel at the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution now is 8% of salaries of participating employees.


TELEBRAS sponsors the following plans:

o    PBS - A


This is a defined benefit plan. The sponsors shall make cash contributions in case the plan assets are not sufficient to satisfy future retirement benefit obligations.

This plan is comprised of all participants of the PBS plan retired prior to January 31, 2000, with all sponsors and Sistel being jointly liable for the plan.

o    PBS - TELEBRAS

This is a defined benefit plan. TELEBRAS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRAS plan participants who were not retired at January 31, 2000. There no longer exists joint liability between the sponsors of the plans managed by Sistel.

o    PAMA

The Post-retirement Health Care Plan- PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebras plans at shared costs. According to the regulation, this plan is funded by sponsor contributions at a rate of 1.5% of monthly compensation of active participants covered by the PBS plans.

o    TELEBRASPREV


TelebrasPrev is a mixed supplementary pension plan approved on December 3, 2002 by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry. It is based on a defined contribution for programmable benefits (retirement) and risk benefits (sickness benefit, disability compensation and death benefit). The participants of the TelebrasPrev plan are former participants of the PBS-TELEBRAS plan. TELEBRAS has no obligation to make any cash contribution in case the plan assets are not sufficient to meet future retirement benefit obligations. This plan was implemented in the 2003 first semester.



As of December 31, 2002, the status of the Sistel plans is as follows:


a) PBS - TELEBRAS and PBS - A

                                             PBS - TELEBRAS                       PBS-A
                                          2003            2002            2003             2002
                                          ----            ----            ----             ----

Mathematical reserves and funds           99.438         226.745        4.040.836        3.667.682
Other liabilities                            861             132            3.451            3.833
                                         -------         -------        ---------        ---------
Total reserves and other liabilities     100.299         226.877        4.044.287        3.671.515
(-) Total plan assets                    120.014         269.908        4.645.840        4.052.779
                                         -------         -------        ---------        ---------
(=) Accumulated surplus                   19.715          43.031          601.553          381.264

In fiscal year 2003, Company contributions to PBS TELEBRAS were R$281 (R$827 in
2002).


b)   PAMA

                                                     2003             2002
                                                     ----             ----
Assistance and administrative funds                 488.899         434.911
Other liabilities                                       350             291
                                                    -------         -------
Total funds and other liabilities                   489.249         435.202
Total assets of Sistel                              489.249         435.202

In fiscal year 2003, Company contributions to PAMA amounted to R$129 (R$249 in 2002).


c) TELEBRASPREV
                                                   31.12.2003      31.12.2002
                                                   ----------      ----------

Mathematical reserves and funds                     209.677              -
Other liabilities                                     2.219              -
                                                    -------
Total reserves and other liabilities                211.896              -
Total plan assets                                   211.896              -

In fiscal year 2003, Company contributions to TELEBRASPREV were R$331.


20.2   - CVM Instruction No. 371 - Accounting for Employee Benefits


In accordance with Instruction No. 371 issued by the Brazilian Securities and Exchange Commission ("CVM"), the following tables set forth the information on post-employment benefit plans sponsored by TELEBRAS.


a) PBS - TELEBRAS and PBS-A

Although the PBS Plans have a surplus, no assets have been recognized by Telebras, since there is no legal disposition allowing Telebras be refunded by Sistel for such surplus.

                                    PBS - TELEBRAS                 PBS-A

                                 2003           2002        2003          2002

Present value of actuarial
   Obligations                  49.710        130.218     246.608        204.472

Fair value of plan assets      118.057        269.086     294.656        255.422
                               -------        -------     -------        -------

Plan assets in excess of
   Obligations                  68.347        138.868      48.048         50.950
                                ======        =======      ======         ======



Estimated expense (income) for fiscal 2004 and 2003       PBS                          PBS
                                                       Telebras      PBS "A" (*)    Telebras    PBS "A" (*)
                                                         2004            2003          2004        2003
                                                         ----            ----          ----        ----

a) Cost of current service (with interest)                 440          5.005             -            -
b) Expected participants' contributions                   (185)        (1.548)            -            -
c) Interest on actuarial obligations                     5.435         14.532        26.636       22.111
d) Expected return on plan assets                      (13.790)       (38.856)      (32.065)     (35.646)
                                                       -------        -------       -------      -------

Total                                                   (8.100)       (20.867)       (5.429)     (13.535)

* Relates to TELEBRAS' proportional share in assets and liabilities of the PBS-A Plan, according to actuarial calculations.


Summary of Participant Reference Data

                                                            PBS           PBS-
Active Employees                                         TELEBRAS          A

Number                                                      52             -
Average age (years)                                         50,4           -
Average length of service (years)                           23,8           -
Average length of future service (years)                     7,7           -



Employees receiving benefits in 2003

Number                                                       71           495
Average age (years)                                         55,8          60,8
Average life expectancy                                     20,5          16,9


Actuarial assumptions used in calculations for 2003

Discount rate for actuarial obligations:            11.30% p.a. (6.30% actual and 5.0% inflation)
Expected rate of return on plan assets: PBS(TB)     11.83% p.a. (6,83% actual and 5.0% inflation)
Estimate benefit increase rate (PBS A):             11.30% p.a. (6.30% actual and 5.0% inflation)
Estimate  salary increase rate:                     7.10%  p.a. (2.1 actual and 5.0% inflation)
Estimate long-term inflation rate (basis for
determining the above nominal rates):               5.00%
Biometric mortality table  (PBS Telebras)           UP84 with 1 year of aggravation
Biometric mortality  table (PBS A)                  UP84 with 1 year of aggravation & segregated by sex
Biometric disability table (PBS Telebras)           Mercer Disability
Biometric disability table (PBS A)                  NA (No active participant)
Expected turnover rate:                             Null
Probability of retirement (PBS Telebras:            100% when first eligible for a benefit
Probability of retirement (PBS A)                   NA (No active participant)

Additional Information

1)  Plan assets as of November 30, 2003.
2) Individual reference data used relate to September 30, 2003, projected for December 31, 2003.
3) Reference statistics consider the family group of beneficiaries as a sole benefit.
4) Sponsor and participants' contributions in 2002 and 2003 fell below expectations because they were suspended as a result of the plan surplus (August-2002 to March-2003). Expected contributions consider the costing plan in effect.
5) Gains and losses (PBS-A) are amortized based on the participant average life expectancy.
6) (PBS-A) benefits paid during the year were segregated based on each sponsor's share in benefit obligations.
7) Administrative expense for next year is not included in the cost of current service.


b) Post-retirement Health Care Plan - PAMA

Based on the opinion of its legal counsel and Sistel's legal counsel and actuaries, Company management understands that the PAMA sponsors' commitment to Sistel is not an actuarial commitment and can be characterized as a Defined Contribution Plan, as it may be modified in its level of coverage or even terminated in case it is determined that the asset does not match expected provision of services.

Although the Company is supported by the opinion of its legal counsel and actuaries with respect to considering PAMA as a Defined Contribution Plan, there is no assurance that no litigation will arise in the future. Aiming at transparency of information, TELEBRAS' Administration informs its shareholders that if PAMA had to be valued actuarially as a defined benefit plan considering the TELEBRAS's proportional participation in assets and liabilities of the multisponsored plan as of December 31, 2003, the estimated value of obligations in excess of fair value of plan assets and, therefore, the potential contingent actuarial liability would be approximately R$ 8,757 (R$13,975 in 2002).

20.3   - TELEBRAS Withdrawal


TELEBRAS withdrawal as sponsor of Fundacao SISTEL, either by formal petition or because of its termination, is subject to the procedures set forth by SISTEL bylaws and Resolution No. 06 of the Social Security Ministry - MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an actuarial valuation at that moment, which may result in the need or not for additional funding by TELEBRAS.

According to Law No. 9,986 (published on July 19, 2000) it was established that the regulatory agencies absorbing the special staff structure as per articles 19, 27 and, more specifically article 30 which created the ANATEL Special Staff, may, as successors, become sponsors of the pension funds, to which, the employees composing such structure, are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, as approved by the Sistel Board of Trustees at the Extraordinary Meeting held on November 29, 2000. Besides being recalled by Provisional Measure 155/03, as mentioned in Note 22, articles 27 and 30 effectiveness has been suspended by a preliminary injunction issued by the STF.


21 - GUARANTEES


Pursuant to item 4.3, Chapter 4 - Rights and Obligations of Purchasers of Companies' Shares, from the Public Bidding Notice MC/BNDES No. 01/98, which established the conditions for the privatization of the telecommunication companies, through the sale of shares held by the federal government, the new holding companies were obliged to replace all Telebras guarantees on borrowings and financial operations from former Telebras's subsidiaries.


Except in the case where creditors do not agree with the replacement of guarantees offered by the New Holding Companies, these Companies are obliged to offer counter-guarantees of a real nature or bank guarantees to TELEBRAS or other guarantees duly accepted and according to market conditions, as defined by the inciso VI - item 4.3 above.


As of December 31, 2003, R$895,652 (R$1,095,323 as of December 31, 2002) of 310
million US dollar denominated debt maturing on September 26, 2004 of TELECOMUNICACOES DE SAO PAULO S. A. - TELESP, for the expansion of the mobile cellular service in Sao Paulo State remained under the guarantee of TELEBRAS. Counter-guarantees represented by Promissory Notes from TELESP PARTICIPACOES S.A. (currently TELECOMUNICACOES DE SAO PAULO S.A. - TELESP) and guaranteed by TELESP CELULAR PARTICIPACOES S.A. were given to TELEBRAS. As of July 17, 2003 TELEBRAS, once again, required Telecomunicacoes de Sao Paulo S.A. to comply with such replacement.


22 - TRANSFER OF TELEBRAS PERSONNEL TO ANATEL


On July 18, 2000 the Brazilian Congress passed Law No. 9,986 (as published in the Official Gazette - DOU on July 19, 2000), on the management of human resources from the Brazilian Regulatory Agencies. Among other dispositions, article 30 deals with the creation of a special staff at ANATEL. Such staff shall absorb the employees from Telebras seconded to ANATEL and the Ministry of Communications on the date the law was published.


However, two suits for declaration of unconstitutionality (ADIs 2310 and 2315) were filed with the Brazilian Supreme Court against the above-mentioned Law, and accordingly a preliminary injunction in connection with ADI 2310 suspended, "ad referendum" from the STF the effectiveness, among others, of article 30. Telebras received the preliminary injunction from the STF on December 26, 2000.

Following the court decision, on December 27, 2000 TELEBRAS reinstated the 354 employees who were assigned to ANATEL and assigned them again, on a chargeable basis, to that Agency. As of December 31, 2003, 323 employees remained seconded to ANATEL.

A hearing in connection with the suit for declaration of unconstitutionality (ADI 2310) has been asked to be suspended pending the resolution of ADI 2315, which addresses questions related to Constitutional Amendment 19/98.


As of December 23, 2003 Provisional Measure 155, which deals on the creation of careers and the organization of permanent jobs related to the staff from regulatory agencies, was issued. Its article 26 establishes that the regulatory agencies only request public servants and employees from agencies and entities from the Public Administration, to exercise commissioned duties. Its sole paragraph excepts those public servants seconded to the regulatory agencies before or on the date such Provisional Measures was published. Those public servants were allowed to remain working on such agencies, on a commissioned base or not, until fifty per cent at least of all jobs created are occupied by public servants. Provisional measure 155 revoked article 27 and 30 - Law 9986/00, which created ANATEL's Special Staff to absorb Telebras employees seconded to ANATEL. Such law has been contested by the claim for declaration of unconstitutionality above mentioned.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

Date: June 14, 2004

                                            By:    /s/ Minoru Oda
                                                   -----------------------------
                                            Name:  Minoru Oda
                                            Title: Chief Financial Officer and
                                                   Investor Relations Director